UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For July 04, 2005



                                    BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                     ENGLAND
                 (Jurisdiction of incorporation or organisation)

                         110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated July 04, 2005  -  Acquisition





                        BUNZL EXPANDS IN CENTRAL EUROPE

Bunzl plc, the international distribution and outsourcing Group, today announces that it has acquired Tecep France SAS and its subsidiaries. Tecep is a French holding company with operations in Hungary, Czech Republic, Slovakia, Romania and Poland, primarily serving the retail, foodservice, catering and food processing markets with packaging supplies and catering and food processing equipment.

Tecep had sales in 2004 of EUR40.7 million. Net assets at completion are estimated to be EUR9.8 million.

Commenting on the acquisition, Anthony Habgood, Chairman of Bunzl, said:

"This is a significant expansion of our presence in the exciting and growing Central European market. I am delighted to welcome the management team and all the staff of Tecep to Bunzl."



Enquiries:

Bunzl plc                               Finsbury
Anthony Habgood                         Roland Rudd
David Williams                          Morgan Bone
Tel: 020 7495 4950                      Tel: 020 7251 3801




                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  July 04, 2005                   By:__/s/ Anthony Habgood__

                                              Title:   Chairman


                                                                     4 July 2005